UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CALLON PETROLEUM COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

13123X508

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS Primexx Energy Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,440,934
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,424,341
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,424,341
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS Primexx Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,440,934
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,424,341
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,424,341
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS BPP Energy Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,813,307
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,417,198
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,417,198
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS BPP HoldCo LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,254,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,841,539
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS BX Primexx Topco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,254,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,841,539
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS BCP VII/BEP II Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,254,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,841,539
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS Blackstone Energy Management Associates II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,254,241
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,841,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS Blackstone Management Associates VII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,254,241
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,841,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS BMA VII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,254,241
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,841,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS Blackstone EMA II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,254,241
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,841,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,254,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,841,539
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,254,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,841,539
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,254,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,841,539
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,254,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,841,539
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,254,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,841,539
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 13123X508

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,254,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,841,539
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,841,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Callon Petroleum Company, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Briarlake Plaza, 2000 W. Sam Houston Parkway S., Suite 2000, Houston, Texas 77042.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) Primexx Energy Partners, Ltd., a Texas limited partnership, (ii) Primexx Energy Corporation, a Texas corporation, (iii) BPP Energy Partners LLC, a Delaware limited liability company, (iv) BPP HoldCo LLC, a Delaware limited liability company, (v) BX Primexx Topco LLC, a Delaware limited liability company, (vi) BCP VII/BEP II Holdings Manager L.L.C., a Delaware limited liability company, (vii) Blackstone Energy Management Associates II L.L.C., a Delaware limited liability company, (viii) Blackstone Management Associates VII L.L.C., a Delaware limited liability company, (ix) Blackstone EMA II L.L.C., a Delaware limited liability company, (x) BMA VII L.L.C., a Delaware limited liability company, (xi) Blackstone Holdings III L.P., a Québec société en commandite, (xii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xiii) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xiv) Blackstone Inc., a Delaware corporation (“Blackstone”) and (xv) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c) Prior to the transactions contemplated by the Purchase Agreements, the primary business purpose of Primexx Energy Partners, Ltd. was to acquire, explore, drill, develop, operate and dispose of oil and gas properties; and to produce, collect, store, treat, deliver, market, sell or otherwise dispose of oil, gas and related minerals from Prospects. In connection with the consummation of the transactions contemplated by the Purchase Agreement, Primexx Energy Partners, Ltd. disposed of all of its oil and gas properties and currently holds consideration paid for such properties in connection with the Purchase Agreements.

Prior to the transactions contemplated by the Purchase Agreements, the primary business purpose of BPP Energy Partners LLC was (i) the acquisition, ownership, operation and finance of the acquisitions and administration of such acquisitions of certain hydrocarbon interests and the development thereof, (ii) the sale or other disposition of such interests and (iii) any other activities related or incidental thereto or in anticipation thereof and (iv) additional activities related to certain hydrocarbon interests. In connection with the consummation of the transactions contemplated by the Purchase Agreement, Primexx Energy Partners, Ltd. disposed of all of its hydrocarbon interests and currently holds consideration paid for such interests in connection with the Purchase Agreements.

The principal business of BPP HoldCo LLC is investing in securities.

The principal business of Primexx Energy Corporation is performing the functions of, and serving as, the managing general partner of Primexx Energy Partners, Ltd.

The principal business of BX Primexx Topco LLC is performing the functions of, and serving as, sole member of BPP HoldCo LLC.

The principal business of BCP VII/BEP II Holdings Manager L.L.C. is performing the functions of, and serving as, managing member (or similar position) of BX Primexx Topco LLC and of other affiliated Blackstone entities.

The principal business of Blackstone Energy Management Associates II L.L.C. is performing the functions of, and serving as, a managing member (or similar position) of BCP VII/BEP II Holdings Manager L.L.C. and of other affiliated Blackstone entities. The principal business of Blackstone EMA II L.L.C. is performing the functions of, and serving as, sole member (or similar position) of Blackstone Energy Management Associates II L.L.C. and of other affiliated Blackstone entities.

The principal business of Blackstone Management Associates VII L.L.C. is performing the functions of, and serving as, a managing member (or similar position) of BCP VII/BEP II Holdings Manager L.L.C. and of other affiliated Blackstone entities. The principal business of BMA VII L.L.C. is performing the functions of, and serving as, sole member (or similar position) of Blackstone Management Associates VII L.L.C. and of other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, managing member (or similar position) of Blackstone EMA II L.L.C., BMA VII L.L.C. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and of other affiliated Blackstone entities.

The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The description of the Purchase Agreements (as defined below) contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned assumes that there were 55,132,150 shares of Common Stock outstanding as of October 4, 2021, as reported in the Issuer’s Definitive Proxy Statement filed on October 5, 2021.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof,

(i) Primexx Energy Partners, Ltd. directly holds 4,440,934 shares of Common Stock; and

(ii) BPP Energy Partners LLC directly holds 1,813,307 shares of Common Stock.

An additional 1,983,407 Escrow Shares (as defined below) were deposited into an Escrow Account (as defined below) for the benefit of the Issuer and Primexx Energy Partners, Ltd. and 603,891 Escrow Shares (as defined below) were deposited into an Escrow Account (as defined below) for the benefit of the Issuer and BPP Energy Partners LLC. See “Escrow Agreements” below.

The securities reported herein as beneficially owned by the Reporting Persons do not include an aggregate of 481,250 shares of Common Stock underlying warrants to purchase common stock held by certain investment funds affiliated with the Reporting Persons, which may be issued upon net-share settlement of such warrants. Based on the closing price of Common Stock on the date of this filing, such warrants cannot be settled for shares of Common Stock pursuant to the terms thereof, and as a result, the shares of Common Stock underlying such warrants are excluded from the Reporting Person’s beneficial ownership of Common Stock reported herein.

Primexx Energy Corporation is the managing general partner of Primexx Energy Partners, Ltd.

BPP HoldCo LLC is the majority shareholder and has the power to appoint the majority of the members of the board of directors of Primexx Energy Corporation and has the power to appoint the majority of the members of the board of managers of BPP Energy Partners LLC. BX Primexx Topco LLC is the sole member of BPP HoldCo LLC. BCP VII/BEP II Holdings Manager L.L.C. is the managing member of BX Primexx Topco LLC.

Blackstone Energy Management Associates II L.L.C. and Blackstone Management Associates VII L.L.C. are the managing members of BCP VII/BEP II Holdings Manager L.L.C. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. BMA VII L.L.C. is the sole member of Blackstone Management Associates VII L.L.C.

Blackstone Holdings III L.P. is the managing member of each of BMA VII L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in Item 6 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Purchase Agreements

The securities reported herein as beneficially owned by the Reporting Persons were acquired on October 1, 2021 (the “Closing Date”), in connection with the consummation of the transactions contemplated by the purchase and sale agreements entered into between the Issuer and Callon Petroleum Operating Company (“Buyer”), and Primexx Resource Development, LLC (“PRD”) and BPP Acquisition LLC (“BPP Acquisition”), respectively, each dated as of August 3, 2021 (the “Purchase Agreements”), for the purchase of certain producing oil and gas properties, undeveloped acreage and associated infrastructure assets in the Delaware Basin (the “Assets”). PRD is an indirect wholly-owned subsidiary of Primexx Energy Partners, Ltd. and BPP Acquisition is an indirect wholly-owned subsidiary of BPP Energy Partners LLC. Pursuant to the Purchase Agreements, as consideration for the Assets, the Issuer issued the securities reported herein as beneficially owned by the Reporting Persons in addition to certain cash consideration paid by the Buyer.

The securities reported herein issued to the Reporting Persons on the Closing Date include an aggregate of 2,587,298 shares of Common Stock (the “Escrow Shares”) that were deposited into escrow accounts (the “Escrow Accounts”) for the benefit of the Issuer, on the one hand, and PRD and BPP Acquisition, on the other hand, respectively. Of the 2,587,298 Escrow Shares, 603,891 Escrow Shares were deposited into an Escrow Account for the benefit of the Issuer and BPP Energy Partners LLC, and 1,983,407 Escrow Shares were deposited into an Escrow Account for the benefit of the Issuer and Primexx Energy Partners, Ltd. Pursuant to the Purchase Agreements, promptly after the six-month anniversary of the Closing Date, 50% of the Escrow Shares, minus a number of shares with the value (as agreed by the parties to the Purchase Agreements) equal to the amount of any unresolved claims to satisfy the respective indemnification obligations of PRD and BPP Acquisition under the Purchase Agreements, shall be released at the direction of the Issuer, on the one hand, and PRD and BPP Acquisition, on the other hand, respectively. Promptly after the twelve-month anniversary of the Closing Date, the remainder of the Escrow Shares, minus a number of shares with the value (as agreed by the parties to the Purchase Agreements) equal to the amount of any unresolved claims to satisfy the respective indemnification obligations of PRD and BPP Acquisition under the Purchase Agreements, shall be released at the direction of the Issuer, on the one hand, and PRD and BPP Acquisition, on the other hand, respectively. Pursuant to the Purchase Agreements, at any time from and after (i) the registration of the shares of Common Stock issued pursuant to the Purchase Agreements and (ii) the expiration of the Lock-Up Period (as defined below), PRD and BPP Acquisition may (in their sole discretion) cause the the Issuer’s transfer agent to sell Escrow Shares in accordance with the terms of the Escrow Agreements (as defined below). See “Escrow Agreements” below.

Pursuant to the Purchase Agreements, the Reporting Persons have agreed not to, without the prior written consent of the Issuer and except as set forth in the Purchase Agreements, during the period commencing on the Closing Date and ending on the date that is sixty (60) days after the Closing Date (the “Lock-Up Period”) (a) offer, pledge, gift, donate, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Common Stock issued pursuant to the Purchase Agreements, or (b) enter into any swap, option (including, without limitation, put or call options), short sale, future, forward or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock issued pursuant to the Purchase Agreements, whether any such transaction is to be settled by delivery of shares of the Common Stock or such other securities, in cash or otherwise. Upon the expiration of the Lock-Up Period, the Reporting Persons expect to distribute the securities reported herein to their stockholders or to such stockholders’ respective affiliates, subject to the terms of the terms of the Escrow Agreements.

Pursuant to the Purchase Agreements, each of PRD and BPP Acquisition irrevocably and unconditionally agreed that it shall, at any meeting of the stockholders of the Issuer called to present the transactions contemplated by that certain Exchange Agreement between the Issuer and Chambers Investments, LLC, a Delaware limited liability company (“Kimmeridge”), pursuant to which the Issuer agreed to issue and deliver to Kimmeridge, subject to the approval of the Issuer’s stockholders, Common Stock in exchange for $197.0 million aggregate principal amount of the Issuer’s 9.00% Second Lien Senior Secured Notes due 2025 held by Kimmeridge, including in respect of any accrued and unpaid interest (the “Exchange”), for a vote of the stockholders, however called, (x) appear at such meeting or otherwise cause any shares of Common Stock beneficially owned by PRD or BPP Acquisition, respectively, to be counted as present thereat for the purpose of establishing a quorum and (y) with respect to any meeting at which a vote of the Issuer’s stockholders is requested, vote, or cause to be voted at such meeting, all shares of Common Stock beneficially owned by PRD or BPP Acquisition or any of their respective affiliates (including by proxy or written consent, if applicable):

(i) in favor of the Exchange and in favor of any other matter presented or proposed that is related to the Exchange;

(ii) against any other proposal, transaction, agreement or other action inconsistent with or made in opposition to approval of the Exchange; and

(iii) in favor of any proposal to adjourn or postpone such stockholder meeting to a later date if there are not sufficient votes to approve the Exchange.

Escrow Agreements

Pursuant to escrow agreements, dated as of the Closing Date, between the Issuer, American Stock Transfer & Trust Company, LLC (the “Escrow Agent”) and Buyer, on the one hand, and PRD and BPP Acquisition, on the other hand, respectively (the “Escrow Agreements”), the Escrow Agent has agreed to vote the Escrow Shares in accordance with the written direction of the Buyer.

Registration Rights Agreements

On the Closing Date, the Issuer entered into registration rights agreements with each of Primexx Energy Partners, Ltd., and BPP Energy Partners LLC, respectively (collectively, the “Registration Rights Agreements”). Pursuant to the terms of the Registration Rights Agreements, the Issuer will register the sale of the Common Stock held by Primexx Energy Partners, Ltd., and BPP Energy Partners LLC under certain circumstances, and has agreed to provide such stockholders with certain customary demand and piggyback registration rights.

Warrant Agreement

Pursuant to that certain Warrant Agreement, dated December 20, 2019, among the Issuer and American Stock Transfer & Trust Company, LLC (the “Warrant Agreement”), certain investment funds affiliated with the Reporting Persons hold warrants to purchase an aggregate of 481,250 shares of Common Stock of the Issuer. Such warrants are exercisable at a price of $91.90 per share of Common Stock, subject to adjustment as set forth in the Warrant Agreement, and may only be settled on a “net settlement” basis.

The description of the Purchase Agreements, the Escrow Agreements, the Warrant Agreement and the Registration Rights Agreements contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons (filed herewith).

Exhibit B	Purchase and Sale Agreement by and among Callon Petroleum Company, Callon Petroleum Operating Company, and Primexx Resource Development, LLC dated August 3, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 5, 2021).

Exhibit C	Purchase and Sale Agreement by and among Callon Petroleum Company, Callon Petroleum Operating Company, and BPP Acquisition, LLC dated August 3, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 5, 2021).

Exhibit D	Registration Rights Agreement, dated October 1, 2021, by and between Callon Petroleum Company and Primexx Energy Partners, Ltd.

Exhibit E	Registration Rights Agreement, dated October 1, 2021, by and between Callon Petroleum Company and BPP Energy Partners LLC.

Exhibit F	Escrow Agreement, dated October 1, 2021, by and among Callon Petroleum Company, Callon Petroleum Operating Company, American Stock Transfer & Trust Company and Primexx Resource Development, LLC.

Exhibit G	Escrow Agreement, dated October 1, 2021, by and among Callon Petroleum Company, Callon Petroleum Operating Company, American Stock Transfer & Trust Company and BPP Acquisition, LLC.

Exhibit H	Warrant Agreement, dated December 20, 2019, among Callon Petroleum Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed on December 20, 2019, File No. 001-14039).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2021

PRIMEXX ENERGY PARTNERS, LTD.
By: Primexx Energy Corporation, its managing general partner

By:	/s/ Michael Christopher Doyle
Name:	Michael Christopher Doyle
Title:	President and Chief Executive Officer

PRIMEXX ENERGY CORPORATION

By:	/s/ Michael Christopher Doyle
Name:	Michael Christopher Doyle
Title:	President and Chief Executive Officer

BPP ENERGY PARTNERS LLC

By:	/s/ Michael Christopher Doyle
Name:	Michael Christopher Doyle
Title:	President and Chief Executive Officer

BPP HOLDCO LLC

By:	/s/ Angelo Acconcia
Name:	Angelo Acconcia
Title:	President

BX PRIMEXX TOPCO LLC

By:	/s/ Angelo Acconcia
Name:	Angelo Acconcia
Title:	President

BCP VII/BEP II HOLDINGS MANAGER L.L.C.

By:	/s/ Angelo Acconcia
Name:	Angelo Acconcia
Title:	Senior Managing Director

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES II L.L.C.
By: Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE EMA II L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE MANAGEMENT ASSOCIATES VII L.L.C.
By: BMA VII L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BMA VII L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi

Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

[Callon Petroleum Company – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Hamilton E. James	Executive Vice Chairman of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Hamilton E. James	Executive Vice Chairman of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.